UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

ITURAN LOCATION AND CONTROL LTD.
(Name of Issuer)
Ordinary Shares, NIS 1.00 par value per share
(Title of Class of Securities)
M6158M104
(CUSIP Number)
January 08, 2014
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  M6158M104

1.	Name of Reporting Person Meitav DS Investments LTD
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 1,042,604 Ordinary Shares *
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 1,042,604 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,042,604 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.972%
12.	Type of Reporting Person: CO

*See Item 4.
** Based on 20,968,117 ordinary shares issued and outstanding as of January 08, 2014 (accordingly to publicly available information provided by the issuer).

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Item 1.

(a)	Name of Issuer:

ITURAN LOCATION AND CONTROL LTD. (hereinafter referred to as the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3 Hashikma , Azour 58001

Item 2.

(a)-(c)	Name of Person Filing, address and citizenship:

The foregoing entity is referred to as the “Reporting Person” in this Statement:

Meitav DS Investments LTD, 23 Yehuda Halevi, tel aviv, Israel, israeli

(d)	Title of Class of Securities:

Ordinary Shares, NIS 1.00 par value per share (the “Ordinary Shares”)

(e)	CUSIP Number:

M6158M104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Of the 1,042,604 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person and held for members of the public through, among others, provident funds, mutual funds, pension funds and portfolio management, which are managed by subsidiaries of Reporting Person, according to the following segmentation:  367,485 Ordinary Shares are held by Provident funds; 99,022 Ordinary Shares are held by Mutual funds, 13,475 Ordinary Shares are held by portfolio management and 562,622 Ordinary Shares are held by ETF's of Meitav DS Investments LTD.

Item 5.	Ownership of Five Percent or Less of a Class

If  this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE PAGE TO FOLLOW]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2014

Meitav DS Investments LTD. /s/ Ilan raviv BY: Ilan raviv authorized signature of Meitav DS Investments LTD.

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